SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25


                                               Commission File Number  0-15017

                          NOTIFICATION OF LATE FILING

(Check One):

[X] Form 10-K     [ ] Form 11-K     [ ] Form 20-F    [ ] 10-Q     [ ] Form N-SAR

For period Ended:  May 30, 1998

[ ]   Transition Report on Form 10-K      [ ]   Transition Report on Form 10-Q
[ ]   Transition Report on Form 20-F      [ ]   Transition Report on Form N-SAR
[ ]   Transition Report on Form 11-K

For the Transition Period Ended:
                                 -----------------------------------------------

      Read attached instruction sheet before preparing form. Please print or type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Items 10, 11, 12 and 13.






HOFS04...:\01\21901\0001\2166\FRM9248U.030

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                         PART I. REGISTRANT INFORMATION

Full Name of registrant:  BARRY'S JEWELERS, INC.

Former name if applicable:  NA

Address of principal executive office:
      2914 Montopolis Drive, Suite 200
      Austin, Texas 78741

                        PART II. RULES 12B-25 (B) AND (C)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                             PART III.  NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period:

      The registrant has been the subject of a Chapter 11 bankruptcy proceeding (the "Bankruptcy Proceeding") since May 11, 1997 at which time a petition was filed in United States Bankruptcy Court for the Central District of California (Los Angeles Division) (the "Bankruptcy Court"), Case No. LA 97-27988VZ. The registrant filed the Disclosure Statement and Plan of Reorganization (the "Plan") on April 30, 1998 which was approved by the Bankruptcy Court and distributed to claimholders in July 1998. On September 16, 1998, the Plan was confirmed by the Bankruptcy Court, and the registrant believes it will emerge from bankruptcy on September 29, 1998, the scheduled effective date of the Plan.

      The registrant filed its Form 10-K for the fiscal year ended May 30, 1998 in a timely fashion on August 28, 1998. The Form 10-K incorporated by reference the information


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required by Part III of Form 10-K (the proxy statement information) as permitted by General Instruction G(3) to Form 10-K. The registrant intended to file a proxy statement to its shareholders within the period required by General Instruction G(3). The closing of the bankruptcy proceeding has consumed all of the registrant's resources during the period since the filing of the Form 10-K.

      Additionally, as a result of the effectiveness of the Plan, the registrant shall be reincorporated by merger as a Delaware corporation with the name, Samuels Jewelers, Inc. (the "Successor"). Pursuant to the Plan, current shareholders of the registrant will cease being shareholders of the Successor and current bondholders of the registrant will receive common stock of the Successor. The Successor's board of directors will be substantially different from the registrant's current board of directors.

      The registrant believes that a proxy statement filed promptly after the effectiveness of the Plan will more accurately reflect the composition of the registrant's board of directors on a going-forward basis as well as allow the registrant to more accurately determine the identity of the registrant's shareholders on a going-forward basis. The filing of such proxy statement will serve to complete the information currently incorporated by reference in the Form 10-K in Items 10-13 and the registrant intends to file such proxy statement within 15 calendar days after the filing of this notification of late filing.

                           PART IV. OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification

                                E. Peter Healey
                                (512) 369-1415

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s)

                                                            [X] Yes     [ ] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                            [ ] Yes     [X] No

      If so: Attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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      Barry's Jewelers, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  September 25, 1998                   By:
                                                ----------------------------
                                                E. Peter Healey
                                                Executive Vice President,
                                                Chief Financial Officer and
                                                Secretary




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